Sumitomo Corporation

RECEIVED

2008 OCT -9 P 12:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34680

October 3, 2008

By Federal Express

08005267

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
OCT 15 2008
THOMSON REUTERS

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1. Amendment Reports dated October 3, 2008 [in Japanese].

   Amendment Reports filed with the Director of the Kanto Local Finance Bureau amending the details of the description of corporate governance system in the Annual Securities Reports dated June 20, 2008 and June 22, 2007.

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata

Corporate Officer,

General Manager, Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

END